UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-69768

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2019 AND ENDING 12/31/2019
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: VNTR Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

152 MADISON AVENUE, 7th FLOOR
(No. and Street)

NEW YORK (City) NY (State) 10016 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jon Nixon 516-490-8400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BERKOWER LLC
(Name – *if individual, state last, first, middle name*)

517 ROUTE 1, SUITE 4103 (Address) ISELIN (City), NJ (State) 08830 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Eric Brachfeld _____, swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
VNTR Securities LLC _____, as

of December 31 _____, 20 19 ____, are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____
Signature

Chief Executive Officer
Title

_____ 3/12/2020
Notary Public

NATALIE MUNOZ
NOTARY PUBLIC-STATE OF NEW YORK
No. 01MU6333628
Qualified in Kings County
My Commission Expires 11-30-2023

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VNTR SECURITIES LLC

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2019

VNTR SECURITIES LLC

FINANCIAL STATEMENTS AND SUPPLEMENTARY SCHEDULES

DECEMBER 31, 2019

TABLE OF CONTENTS

berkower

Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
☎ (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
VNTR Securities LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of **VNTR Securities LLC** (the "Company") as of December 31, 2019, the related statements of operations, changes in member's equity, and cash flows for the year ended December 31, 2019, and the related notes (collectively referred to as the "Financial Statements"). In our opinion, the Financial Statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019, and the results of its operations and its cash flows for the year ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These Financial Statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's Financial Statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the Financial Statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the Financial Statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the Financial Statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the Financial Statements. We believe that our audit provides a reasonable basis for our opinion.

Supplementary Information

The supplementary information (Schedule I: Computation of Net Capital Pursuant to SEC Rule 15c3-1; and Schedule II: Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3; and Schedule III: Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3) (the "Supplementary Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's Financial Statements. The Supplementary Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplementary Information reconciles to the Financial Statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplementary Information. In forming our opinion on the Supplementary Information, we evaluated whether the Supplementary Information, including its form and content, is presented in conformity with 17 C.F.R.§ 240.17a-5. In our opinion, the Supplementary Information is fairly stated, in all material respects, in relation to the Financial Statements as a whole.

We have served as the Company's auditor since 2019.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 13, 2020

VNTR SECURITIES LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2019

ASSETS

Assets		
Cash	$	679,652
Placement Fee Receivables- Related Party		30,150
Prepaid Expenses		16,104
Total Assets	$	725,906

LIABILITIES AND MEMBER'S CAPITAL

Liabilities		
Accrued Commissions	$	66,200
Accrued Expenses		30,595
Due to MVH		200
Total Liabilities		96,995
Member's Capital		628,911
Total Liabilities and Member's Capital	$	725,906

See Accompanying Notes to Financial Statements.

4

VNTR SECURITIES LLC
STATEMENT OF OPERATIONS
YEAR ENDED DECEMBER 31, 2019

Revenues	
Placement Fee-Related Party	$ 3,674,692
Selling Agent Fee - Related Party	77,472
Selling Agent Fee- Others	2,314,987
Total Revenue	6,067,151
Expenses	
Commission, Compensation and Benefits	2,800,373
Finder's Fees	882,862
Professional Fees	110,750
Administrative Fees	73,225
Regulatory Fees	39,503
Occupancy Expenses	52,023
Other Operating Expenses	14,981
Total Operating Expenses	3,973,717
Net Income	$ 2,093,434

See Accompanying Notes to Financial Statements.

VNTR SECURITIES LLC
STATEMENT OF CHANGES IN MEMBER'S CAPITAL
YEAR ENDED DECEMBER 31, 2019

Balance - January 1, 2019	$	1,085,477
Member's Distribution		(2,550,000)
Net Income		2,093,434
Balance - December 31, 2019	$	628,911

VNTR SECURITIES LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2019

Cash Flows From Operating Activities	
Net Income	$ 2,093,434
Adjustments to Reconcile Net Income to Net Cash Provided by Operating Activities:	
Increase in Placement Fee Receivable	(30,150)
Increase in Prepaid Expenses	(4,382)
Increase in Accrued Commission	66,200
Increase in Accrued Expenses	(181,758)
Decrease in Due to MVH	(13,262)
Net Cash Provided by Operating Activites	1,930,082
Cash Flows From Financing Activities	
Member's Distributions	(2,550,000)
Net Cash Used by Financing Activities	(2,550,000)
Net Increase in Cash	(619,918)
Cash - Beginning of Year	1,299,570
Cash - End of Year	$ 679,652

See Accompanying Notes to Financial Statements

Note (1) - Nature of business:

VNTR Securities LLC (the "Company"), a Delaware limited liability company, is a registered broker-dealer under the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corp. ("SIPC") as of December 21, 2016. The Company engages primary in providing brokerage service of private placements and direct purchasing of negotiated private transactions for institutional customers and accredited investors from its New York City office.

Note (2) - Summary of significant accounting policies:

(A) Revenue recognition:

The Financial Accounting Standards Board ("FASB") has issued a comprehensive new revenue recognition standard that supersedes most existing revenue recognition guidance under GAAP (FASB Accounting Standards Codification 606.) The Company adopted this standard effective January 1, 2018.

The standard's core principle is that an entity should recognize revenue when it transfers promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. ASU 2014-09 prescribes a five step process to accomplish this core principle, including:

- Identification of the contract with the customer;
- Identification of the performance obligation(s) under the contract;
- Determination of the transaction price;
- Allocation of the transaction price to the identified performance obligation; and
- Recognition of revenue as (or when) an entity satisfies the identified performance obligation(s).

The Company recognizes placement fee revenue upon completion of private placement transactions as this satisfies the only performance obligation identified in accordance with this standard. Selling agent fees are recognized on the completion of the transaction.

(B) Cash:

The Company maintains its cash in a high credit quality financial institution. Balance at times may exceed federally insured limits.

(C) Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

(D) Income taxes:

The Company is a single member limited liability company, and as such, is treated as a disregarded entity by the Internal Revenue Code ("IRC"). The IRC provides that any income or loss is passed through to the ultimate beneficial member for federal and state income taxes. Accordingly, the Company has not provided for federal and state income taxes.

The Company is not required to file an income tax return as it is a disregarded entity for federal tax purposes. The Parent files income tax returns on the accrual basis as a partnership for federal income tax purposes, which includes the Company's income. Accordingly, no provision is made for income taxes in the financial statements.

(E) Concentration of Credit Risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

(F) Subsequent events evaluation:

Management has evaluated subsequent events through the date the financial statements were available to be issued.

Note (3) - Related Party:

The Company has an expense sharing agreement with its parent. Administrative fees provided by the parent for the year ended December 31, 2019 aggregated approximately $144,000 and included occupancy, administrative salaries and other administrative costs of approximately $52,000, $73,000 and $19,000, respectively. The amount due to parent at December 31, 2019 was $200. Additionally, placement fee revenue and accounts receivable and certain selling agent fee revenue are earned from and due from entities related to the Company through common Ownership.

Note (4) - Net Capital Requirement:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-1. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2019, the Company had net capital of $582,657 which exceeded its requirement of $6,466 by $576,191. The Company had a ratio of aggregate indebtedness to net capital of .17 to 1 at December 31, 2019.

VNTR SECURITIES LLC
COMPUTATION OF NET CAPITAL PURSUANT TO SEC RULE 15c3-1
DECEMBER 31, 2019

SCHEDULE I

Members Capital			$	628,911
Non-allowable Assets:				
Placement Fee Receivable	$	30,150		
Prepaid Expenses		16,104		
Total Non-Allowable Assets				46,254
Net Capital on Proprietary Positions				582,657
Net Capital				582,657
Minimum Net Capital Requirement - the greater of $5,000 or 6-2/3% of aggregate indebtness of $96,995				6,466
Excess Net Capital			$	576,191
Ratio of Aggregate Indebtness to Net Capital				.17 to 1
Schedule of Aggregate Indebtedness:				
Accrued Commissions	$	66,200		
Accrued Expenses		30,595		
Due to MVH		200		
Total Aggregrate Indebtedness			$	96,995
Reconciliation with the Company's Computation (included in Part IIA of Form X-17-a-5 as of December 31, 2019):				
Net Capital, as reported in the Company's Part IIA unaudited FOCUS Report	$	582,657		
Adjustment affecting net income		-		
Net Capital per above	$	582,657		

VNTR SECURITIES LLC

COMPUTATION FOR DETERMINATION OF RESERVE
REQUIREMENTS UNDER RULE 15c3-3

DECEMBER 31, 2019

SCHEDULE II

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set forth in the conditions for exemption appearing in Paragraph (k)(2)(i) of that rule.

VNTR SECURITIES LLC

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

DECEMBER 31, 2019

SCHEDULE III

The Company claims exemption from the requirements of Rule 15c3-3, under Section (k)(2)(i) of the rule.

berkower
Certified Public Accountants & Advisors

517 Route One, Suite 4103
Iselin, NJ 08830
📞 (732) 781-2712

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Sole Member of
VNTR Securities LLC

We have reviewed management's statements, included in the accompanying **VNTR Securities LLC** Exemption Report, in which (1) VNTR Securities LLC identified the following provisions of 17 C.F.R. § 15c3-3 (k) under which VNTR Securities LLC claimed an exemption from 17 C.F.R. § 240.15c3-3: *(2)(i)*, (the "Exemption Provisions") and (2) VNTR Securities LLC stated that VNTR Securities LLC met the identified Exemption Provisions throughout the most recent fiscal year without exception. VNTR Securities LLC's management is responsible for compliance with the Exemption Provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about VNTR Securities LLC's compliance with the Exemption Provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the conditions set forth in paragraphs (k)*(2)(i)* of Rule 15c3-3 under the Securities Exchange Act of 1934.

Berkower LLC

Berkower LLC

Iselin, New Jersey
March 13, 2020

Miami • Los Angeles • Cayman Islands

VNTR Securities LLC
152 Madison Ave. 7th Floor
New York, NY 10016
212-858-9900

EXEMPTION REPORT
REQUIREMENT FOR BROKER/DEALERS UNDER
RULE 17a-5 OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2019

To the best knowledge and belief of VNTR Securities, LLC:

The Company claimed the (k(2)(i) exemption provision from Rule 15c3-3 of the Securities Exchange Act of 1934.

The Company met the (k)(2)(i) exemption provision from Rule 15c3-3, without exception, throughout the most recent fiscal year ending December31, 2019.

_____ 3-13-2020

Eric Brachfeld
Chief Executive Officer